EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT

For the period of January 1, 2012 to December 31, 2012, the servicing of consumer finance receivables owned by BMW Vehicle Owner Trust 2010-A has been conducted by BMW Financial Services NA, LLC, in its capacity as servicer, in compliance with the servicing standards in all material respects, set forth in Articles IV and V of the Sale and Servicing Agreement dated March 1, 2010.  To the best of the undersigned's knowledge, based on such review, the servicer has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period.

Dated:  March 20, 2013

BMW FINANCIAL SERVICES NA, LLC
By:	/s/ Joachim Hensel
	Name:	Joachim Hensel
	Title:	Vice President – Finance & CFO